CF BANKSHARES INC.

4960 E. Dublin Granville Road, Suite #400

Columbus, Ohio 43081

April 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CF Bankshares Inc. – Delaying Amendment to Registration Statement on Form S-3 (File No. 333-278682)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-278682) filed by CF Bankshares Inc. (the “Company”) on April 15, 2024:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any comments or questions in connection with this delaying amendment, please contact Anthony D. Weis of Vorys, Sater, Seymour and Pease LLP, counsel to the Company, at (614) 464-5465.

Sincerely, CF BANKSHARES INC.

By:	/s/ Timothy T. O’Dell

Name:	Timothy T. O’Dell
Title:	President and Chief Executive Officer